Exhibit 2.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES PURSUANT TO SECTION 12 OF THE EXCHANGE ACT

The following description of the American Depositary Shares (“ADSs”), each representing 12 ordinary shares, $0.0003 nominal value per share, of Stealth BioTherapeutics Corp (“us,” “our,” “we,” or “the Company”), which are the only securities of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), summarizes certain information regarding the ADSs in our articles of association (the “Articles of Association”), the deposit agreement among us, Citibank, N.A. (“Citibank”), the ADS holders and all other persons indirectly or beneficially holding ADSs (the “deposit agreement”) and applicable provisions of the Companies Law (2020 Revision) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands, and is qualified by reference to our Articles of Association and the form of deposit agreement, which are incorporated by reference as Exhibits 1.1 and 2.1, respectively, to the Report on Form 20-F, of which this Exhibit 2.3 is a part. Our ADSs are listed and trade on the Nasdaq Global Market. The ordinary shares underlying the ADSs are held by Citibank, as depositary.

DESCRIPTION OF SHARE CAPITAL

Issued Share Capital

Our authorized share capital is US$360,000 divided into 1,200,000,000 ordinary shares. Our ordinary shares may be held in either certificated or uncertificated form.

Registrar

Our register of members, or share register, reflects only record owners of our ordinary shares. Holders of our ADSs are not treated as one of our shareholders and their names are therefore not entered in our share register. The depositary, the custodian or their nominees are the holders of the shares underlying our ADSs.

Articles of Association

Subject to other provisions in our Articles of Association, our shareholders may by ordinary resolution increase our authorized share capital or by special resolution reduce the share capital and amend our Articles of Association.

General

All of our outstanding ordinary shares are fully paid and non-assessable.

Our issued and outstanding ordinary shares are not entitled to any preemptive conversion or redemption rights at the sole option of the holder of ordinary shares. Our shareholders may freely hold and vote their shares (subject to certain restrictions contained in our Articles of Association, such as the process for validly appointing a proxy).

Our board of directors may provide for other classes of shares, including classes of preferred shares, out of our authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares shall have such rights, restrictions, preferences, privileges and payment obligations as determined by our board of directors. If we issue any preferred shares, the rights, preferences and privileges of holders of our ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares. See “—Variation of Rights of Shares.”

Repurchase Rights

Any repurchase of our own shares by us as may be agreed with the relevant shareholders shall be approved by our board of directors in compliance with the Companies Law and our Articles of Association, and we may make a payment in respect of such repurchase in any manner authorized by the Companies Law and our Articles of Association, including out of our capital. A payment out of capital by a Cayman Islands company is not lawful unless immediately following the date on which the payment out of capital is proposed to be made the company shall be able to pay its debts as they fall due in the ordinary course of business. Only shares that are fully paid may be repurchased, and there must be at least one share remaining in issue following the repurchase.

Voting Rights

Voting at any meeting of shareholders is by a poll. Each ordinary share is entitled to one vote.

A quorum required for a meeting of shareholders consists of at least one or more of shareholders present in person or by proxy and entitled to vote representing the holders of at least a majority of all of our issued voting share capital. Shareholders’ meetings are held annually and may otherwise be convened by our board of directors on its own initiative, with at least 10 days advance notice to the shareholders. Shareholders’ meetings shall also be convened on the requisition in writing of any shareholder or shareholders holding at least a majority of the issued voting share capital, subject to certain procedural requirements. Advance notice of at least 21 days is required for convening extraordinary general meetings.

Any ordinary resolution to be made by our shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in person or by proxy at a meeting of our shareholders. A special resolution requires the affirmative vote of not less than two-thirds of the votes cast in person or by proxy at a meeting of our shareholders. A special resolution is required for certain matters specified in the Companies Law as requiring approval by special resolution, including, without limitation, amending our Articles of Association, reducing our authorized share capital, changing our name, and appointing a voluntary liquidator.

An ordinary resolution or a special resolution may also be adopted by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Dividends

With the exception of section 34 of the Companies Law, there are no statutory provisions relating to the payment of dividends in the Cayman Islands. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. Section 34 of the Companies Law permits, subject to a solvency test and the provisions, if any, of the company’s memorandum and articles of association, the payment of dividends and distributions out of the share premium account.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Transfer of Shares

Subject to the restrictions of our Articles of Association and the Nasdaq Listing Rules or any relevant securities law, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form prescribed by Nasdaq or any other form approved by our board of directors.

Subject to the Nasdaq Listing Rules and any rights or restrictions for time being attached to any share, our board of directors may in their absolute discretion decline to register any transfer of shares.

Subject to our Articles of Association and the Nasdaq Listing Rules and any rights or restrictions for time being attached to any share, the registration of transfers of shares may be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine.

Variation of Rights of Shares

The rights attached to any class of shares may, subject to any rights or restrictions attached to any class, be materially adversely varied or abrogated only with written consent of the holders of not less than two-thirds of the issued shares of the relevant class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting.

The rights conferred upon the shareholders of any class (including, without limitation and for the avoidance of doubt, the ordinary shares) shall not, subject to any rights or restrictions attached to the shares of that class, be deemed to be materially adversely varied or abrogated by, among other things, the creation, allotment or issuance of further shares ranking pari passu with or subsequent to such class or the redemption or purchase of any shares of any class by us.

Inspection of Books and Records

Holders of our ordinary shares have no general right under the Companies Law to inspect or obtain copies of our register of members or our corporate records other than our Articles of Association or our register of mortgages and charges.

Borrowing Power

Our board of directors may exercise all powers to borrow money and to mortgage or charge our undertaking, property and uncalled capital, to provide for a security interest to be taken in such undertaking, property or uncalled capital, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of us or of any third party.

Limitations on the Rights to Own Ordinary Shares

There are no specific limitations under our Articles of Association or under the Companies Law that limit the right of non-resident or foreign owners to hold or vote ordinary shares.

Change of Control

There is no specific provision in our Articles of Association or under the Companies Law that would have the effect of delaying, deferring or preventing a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of our subsidiaries).

Ownership Threshold

There is no specific provision in our Articles of Association or under the Companies Law that govern the ownership threshold above which shareholder ownership in the Company must be disclosed.

Differences in Corporate Law

	DELAWARE	CAYMAN ISLANDS
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Memorandum and Articles of Association
Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to the company which include, amongst other things, a duty to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Five core duties are:

∎   a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

∎   a duty not to personally profit from opportunities that arise from the office of director (unless the company permits him to do so);

∎   a duty of trusteeship of the company’s assets;

∎   a duty to avoid conflicts of interest; and

∎   a duty to exercise powers for the purpose for which such powers were conferred.

A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.

Such provision cannot limit liability for breach of loyalty, acts or omissions not in good faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Companies Law has no equivalent provision to Delaware law regarding the limitation of director’s liability. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own fraud, dishonesty or willful default.

	DELAWARE	CAYMAN ISLANDS
Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of the corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner they believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands Court to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, dishonesty or willful default.

	DELAWARE	CAYMAN ISLANDS
Interested Directors Voting Requirements

Under Delaware law, a transaction in which a director who has an interest is not void or voidable solely because such interested director is present at or participates in the meeting that authorizes the transaction if: (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

 In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

Under our Articles of Association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest; provided that, in exercising any such vote, such director’s duties remain as described above.

As a matter of Cayman Islands law, certain matters must be approved by special resolution of the shareholders, including amending or adopting memorandum or articles of association of a Cayman Islands company, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation, voluntary winding up of the company or the recalling of the liquidation of the company.

The Companies Law requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting. Our Articles of Association does not provide for a higher threshold.

The Companies Law defines “special resolutions” only. A company’s articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. Our Articles of Association provide that an ordinary resolution is a resolution (i) passed by a simple majority of such shareholders as, being entitled to do so, vote in person (or, where proxies are allowed, by proxy) at a general meeting and regard shall be had in computing a majority to the number of votes to which each shareholder is entitled or (ii) approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument (or the last of such instruments, if more than one) is executed.

Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Our Articles of Association provide that at an annual general meeting where a resolution for the election of directors is proposed in accordance with our Articles of Association, a plurality of the votes cast shall be sufficient to elect a director.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.

No cumulative voting for the election of directors unless so provided in the articles of association.

Our Articles of Association do not provide for cumulative voting on the election of the directors as described above.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	Our Articles of Association may only be amended by a special resolution of the shareholders.
Nomination and Removal of Directors and Filling Vacancies on Board

Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation or bylaws, directorship vacancies are filled by a majority of the directors elected or then in office.

Nomination and removal of directors and filling of board vacancies are governed by the terms of the articles of association.

Our Articles of Association provide that a director shall hold office until such time they resign upon the expiry of a full term of three years, if they are removed from office by ordinary resolution of the shareholders or otherwise in accordance with our Articles of Association.

DELAWARE	CAYMAN ISLANDS

DELAWARE	CAYMAN ISLANDS

	DELAWARE	CAYMAN ISLANDS
Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

The Companies Law provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies in the Cayman Islands, referred to as the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that then cease to exist.

Two or more Cayman Islands-registered companies may merge or consolidate. Cayman Islands-registered companies may also merge or consolidate with overseas companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

A plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. If one of the constituent companies is an overseas company, a declaration from a director of the overseas company is required to confirm that the merger or consolidation is permitted or not prohibited by the constituent overseas company and by the laws of the jurisdiction in which the overseas company is existing, and that those constitutional documents have been or will be complied with.

Shareholder approval is not required where a parent company registered in the Cayman Islands seeks to merge with one or more of its subsidiaries registered in the Cayman Islands and a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise.

Secured creditors must consent to the merger although application can be made to the Cayman Islands Court for such requirement to be waived if such secured creditor does not grant its consent to the merger. Where an overseas company wishes to merge with a Cayman Islands company, consent or approval to the transfer of any security interest granted by the overseas company to the resulting Cayman Islands entity in the transaction is required, unless otherwise released or waived by the secured party. If the merger plan is approved, it is then filed with the Cayman Islands General Registry along with a declaration by a director of each company. The Registrar of Companies will then issue a certificate of merger which shall be prima facie evidence of compliance with all requirements of the Companies Law in respect of the merger or consolidation.

The surviving or consolidated entity remains or becomes active while the other company or companies are automatically dissolved. Unless the shares of such shareholder are publicly listed or quoted, dissenting shareholders in a merger or consolidation of this type are entitled to payment of the fair value of their shares if such shareholder provides a written objection before the vote on such merger or consolidation. With respect to shares that are listed or quoted, a shareholder shall have similar rights only if it is required by the terms of the merger or consolidation to accept for such shares property other than (i) shares (or depositary receipts in respect thereof) in the surviving or consolidated company; (ii) listed or quoted shares (or depositary receipts in respect thereof) of another company; (iii) cash in lieu of any fractions of shares or depositary receipts described at (i) and (ii); or (iv) any combination of shares, depositary receipts or cash described in (i)—(iii).

Cayman Islands companies may also be restructured or amalgamated under supervision of the Cayman Islands Court by way of a court-sanctioned “scheme of arrangement.” A scheme of arrangement is one of several transactional mechanisms available in the Cayman Islands for achieving a restructuring. Others include share capital exchange, merger (as described above), asset acquisition or control, through contractual arrangements, of an operating business. A Cayman Islands Court scheme of arrangement requires the approval of a majority in number, of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at the meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Cayman Islands Court. While a dissenting shareholder would have the right to express to the Cayman Islands Court its view that the transaction ought not be approved, the Cayman Islands Court can be expected to approve the scheme of arrangement if it is satisfied that:

∎   the classes which are required to approve the scheme of arrangement have been properly constituted, so that the members of such classes are properly represented;

∎   the meetings held by the company in relation to the approval of the scheme of arrangement by such classes have been convened and held in accordance with any directions given by the Cayman Islands Court;

∎   the scheme of arrangement has been properly explained to the shareholders or creditors so that they have been able to exercise an informed vote in respect of the scheme; the scheme of arrangement is one which an intelligent and honest man, who is a member of the relevant class and properly acting might approve.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period following the expiration of the said four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Cayman Islands Court but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion. If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Our Articles of Association provide that we may by special resolution resolve to merge or consolidate in accordance with the Companies Law.

Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

The rights of shareholders under Cayman Islands law are not as extensive as those under Delaware law. Class actions are generally not available to shareholders under Cayman Islands laws; historically, there have not been any reported instances of such class actions having been successfully brought before the Cayman Islands Court. In principle, we will normally be the proper plaintiff and a derivative action may be brought by a minority shareholder in only limited circumstances. In this regard, the Cayman Islands Court would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to remedy a wrong done to the company where the act complained of cannot be ratified by the shareholders and where control of the company by the wrongdoer results in the company not pursuing a remedy itself. The case law shows that derivative actions have been permitted in respect of acts that are beyond the company’s corporate power, illegal, where the individual rights of the plaintiff shareholder have been infringed or are about to be infringed and acts that are alleged to constitute a “fraud on the minority.” The winning party in such an action generally would be able to recover a portion of attorney’s fees incurred in connection with such action.

	DELAWARE	CAYMAN ISLANDS
Inspection of Corporate Records

Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of the register of members or other corporate records (other than the register of mortgages or charges) of the company. However, these rights may be provided in the company’s articles of association.

Our Articles of Association provide that the holders of our ordinary shares will have no general right to inspect or obtain copies of our register of members or our corporate records other than our Articles of Association.

The Registrar of Companies shall make available the list of the names of the current directors of a Cayman Islands company and, where applicable, the current alternate directors of a Cayman Islands company for inspection by any person, on payment of the fee required under the Companies Law for each inspection and subject to such conditions as the Registrar of Companies may impose.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s articles of association.

Our Articles of Association provide for extraordinary general meeting to be convened on the requisition in writing of any shareholder(s) entitled to attend and vote at our extraordinary general meetings and to exercise at least a majority of the votes permitted to be exercised at any such meeting subject to certain procedural requirements.

Approval of Corporate Matters by Written Consent

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

The Companies Law allows a special resolution to be passed in writing only if signed by all the voting shareholders (if authorized by the articles of association).
Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Our Articles of Association provide for an extraordinary general meeting to be convened on the requisition in writing of any shareholder(s) entitled to attend and vote at our extraordinary general meetings and to exercise at least a majority of the votes permitted to be exercised at any such meeting subject to certain procedural requirements.

Description of American Depositary Shares

General

Citibank is acting as the depositary for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts (the “ADRs”). The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 9/F, Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, 12 ordinary shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-ordinary shares ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If a person becomes an owner of ADSs, that person will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents the holder’s ADSs. The deposit agreement and the ADR specify our rights and obligations as well as the ADS holder’s rights and obligations as owner of ADSs and those of the depositary. The ADS holders appoint the depositary to act on their behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws of the United States.

In addition, applicable laws and regulations may require the ADS holder to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. The ADS holder is solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on the ADS holder’s behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

Holders of ADSs are not treated as one of our shareholders and will not have direct shareholder rights. The depositary will hold on the ADS holders’ behalf the shareholder rights attached to the ordinary shares underlying the ADSs.

Holders of ADSs will be able to exercise the shareholders rights for the ordinary shares represented by the ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement, the holders of ADSs need to arrange for the cancellation of the ADSs and become a direct shareholder.

The manner in which the ADS holder owns the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertified ADSs) may affect the ADS holder’s rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to the ADS holder. As an owner of ADSs, the ADS holder may hold his or her ADSs either by means of an ADR registered in the holder’s name, through a brokerage or safekeeping account, or through an account established by the depositary in the holder’s name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If the ADS holder decides to hold his or her ADSs through the holder’s brokerage or safekeeping account, the holder must rely on the procedures of the holder’s broker or bank to assert the holder’s rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit the ADS holder’s ability to exercise the ADS holder’s rights as an owner of ADSs. The ADS holder should consult with his or her broker or bank if the ADS holder has any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes the ADS holder has opted to own the ADSs directly by means of an ADS registered in the ADS holder’s name and, as such, we will refer to the ADS holder as the “holder.”

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

Holders of ADSs generally have the right to receive the distributions we make on the securities deposited with the custodian. Their receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS the holder holds will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). The holder of ADSs may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of the holder’s rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to the holder of ADSs if:

∎	we do not timely request that the rights be distributed to the holder or we request that the rights not be distributed to the holder; or
∎	we fail to deliver satisfactory documents to the depositary; or
∎	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to the holder of ADSs. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to the ADS holder only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable the ADS holder to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to the ADS holder, the ADS holder will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to the holder of ADSs. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to the holder of ADSs and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to the holder of ADSs and will sell the property if:

∎	we do not request that the property be distributed to the holder or if we ask that the property not be distributed to the holder; or
∎	we do not deliver satisfactory documents to the depositary; or
∎	the depositary determines that all or a portion of the distribution to the holder is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. The holder of ADSs may have to pay fees, expenses, taxes and other governmental charges upon the redemption of the ADS holder’s ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for the holder’s ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, the holder’s ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to the holder, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of the holder’s existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to the holder, the depositary may sell such property and distribute the net proceeds to the holder as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary may create ADSs on the holder’s behalf if the holder or the holder’s broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person the holder indicates only after the holder pays any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. The holder’s ability to deposit ordinary shares and receive ADSs may be limited by the legal considerations in the United States and Cayman Islands applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When the holder makes a deposit of ordinary shares, the holder will be responsible for transferring good and valid title to the depositary. As such, the holder will be deemed to represent and warrant that:

∎	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;
∎	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;
∎	the holder is duly authorized to deposit the ordinary shares;
∎

the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement);

∎	the ordinary shares presented for deposit have not been stripped of any rights or entitlements; and
∎	the deposit of the ordinary shares does not violate any applicable provisions of the Cayman Islands.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at the holder’s cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

ADR holders will be entitled to transfer, combine or split up their ADRs and the ADSs evidenced thereby. For transfers of ADRs, the ADR holder will have to surrender the ADRs to be transferred to the depositary and also must:

∎	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
∎	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;
∎	provide any transfer stamps required by the State of New York or the United States; and
∎	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have ADRs either combined or split up, the ADR holder must surrender the ADRs in question to the depositary with the ADR holder’s request to have them combined or split up, and the ADR holder must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

Holders of ADSs will be entitled to present their ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. The ADS holders’ ability to withdraw the ordinary shares held in respect of the ADSs may be limited by the legal considerations in the United States and Cayman Islands applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by the ADSs, the holder will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. The holder assumes the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If ADSs are registered in the holder’s name, the depositary may ask the holder to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel the holder’s ADSs. The withdrawal of the ordinary shares represented by the holder’s ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

The holders of ADSs will have the right to withdraw the securities represented by their ADSs at any time except for:

∎

temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

∎	obligations to pay fees, taxes and similar charges;
∎	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit; and/or
∎	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).

The deposit agreement may not be modified to impair the holder’s right to withdraw the securities represented by the ADSs except to comply with mandatory provisions of law.

Voting Rights

Holders of ADSs generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by their ADSs.

At our request, the depositary will distribute to the holders of ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to receive such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs as follows:

∎	The depositary will vote (or cause the custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.
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Holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the ordinary shares represented by such holders’ ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of ordinary shares may be adversely affected.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure the holder that the holder will receive voting materials in time to enable the holder to return voting instructions to the depositary in a timely manner.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without the ADS holder’s consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to the ADS holder’s substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act of 1933, as amended (the “Securities Act”), or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges the holders are required to pay. In addition, we may not be able to provide the holder with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

Holders of ADSs will be bound by the modifications to the deposit agreement if the holders continue to hold their ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent the holders from withdrawing the ordinary shares represented by their ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, the ADS holder’s rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until the holder requests the cancellation of its ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the ordinary shares represented by ADSs and to direct the depositary of such ordinary shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. Holders of ADSs may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to holders of ADSs. Please note the following:

∎	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.
∎

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and without negligence and in accordance with the terms of the deposit agreement.

∎

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to the holder on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

∎	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.
∎

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

∎

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.

∎

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

∎

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to the holder.

∎	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
∎	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
∎	No disclaimer of any Securities Act or Exchange Act liability is intended by any provision of the deposit agreement, in each case to the extent established under applicable U.S. laws.

Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and the ADS holder. Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.